Exhibit 12
MERCK & CO., INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
($ in millions except ratio data)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Income Before Taxes	$5,401	$17,283	$5,545	$8,739	$7,334

Add (Subtract):
One-third of rents	101	117	122	133	138
Interest expense, gross	672	732	801	714	749
Interest capitalized, net of amortization	(3)	(1)	(2)	(49)	(2)
Equity (income) loss from affiliates, net of distributions	(155)	(72)	(168)	(350)	(394)
Earnings as defined	$6,016	$18,059	$6,298	$9,187	$7,825

One-third of rents	$101	$117	$122	$133	$138
Interest expense, gross	672	732	801	714	749
Preferred stock dividends	—	86	147	163	138
Fixed Charges	$773	$935	$1,070	$1,010	$1,025

Ratio of Earnings to Fixed Charges	8	19	6	9	8
For purposes of computing these ratios, “earnings” consist of income before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, interest capitalized, net of amortization and equity (income) loss from affiliates, net of distributions. “Fixed charges” consist of one-third of rents, interest expense as reported in the consolidated financial statements and dividends on preferred stock. Interest expense does not include interest related to uncertain tax positions.